As filed with the Securities and Exchange Commission on August 4, 2004
Registration No. 333-110387

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Perot Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	75-2230700 (I.R.S. Employer Identification Number)

2300 West Plano Parkway

Plano, Texas 75075
(972) 577-0000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Peter A. Altabef

Vice President, General Counsel, and Secretary
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☑

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 4, 2004

PROSPECTUS

15,000,000 Shares

Perot Systems Corporation

Class A Common Stock

        This prospectus covers 15,000,000 shares of our Class A common stock, par value $.01 per share, that we may issue and sell from time to time in business combination transactions. We and the owners or controlling persons of the businesses or assets acquired will negotiate the terms of any business combination. We will determine the value of the shares of common stock to be issued at prices reasonably related to market prices current either at the time of agreement on the terms of a business combination or at or about the time of delivery of the shares. This prospectus may also cover sales by persons or entities who have received shares of common stock under this prospectus and who elect to use this prospectus to cover the resale of the shares.

      We will pay all expenses of the offering. We will not pay any underwriting discounts or commissions in connection with the issuance or sale of any shares, although we may pay finder’s fees in connection with specific business combinations. Any person receiving a finder’s fee may be deemed to be an underwriter of the shares issued in the transaction.

      Our common stock is listed on the New York Stock Exchange under the symbol PER. On August 3, 2004, the closing price of one share of our Class A common stock on the New York Stock Exchange was $11.99. We have never declared or paid a cash dividend on our common stock.

       Before purchasing shares of our Common Stock you should carefully review the Risk Factors section of this prospectus, which begins on page 1.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

      THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON ORAL OR WRITTEN REQUEST TO PEROT SYSTEMS CORPORATION, 2300 WEST PLANO PARKWAY, PLANO, TEXAS 75075, ATTENTION: INVESTOR RELATIONS (TEL. (877) 737-6973). TO ENSURE TIMELY DELIVERY OF THE INFORMATION, PLEASE MAKE ANY REQUEST AT LEAST FIVE DAYS BEFORE THE DAY YOU MUST MAKE YOUR INVESTMENT DECISION. SEE “WHERE YOU CAN FIND MORE INFORMATION.”

      WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THIS OFFERING THAT IS NOT IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

      Our principal executive offices are located at 2300 West Plano Parkway, Plano Texas 75075. Our telephone number is (972) 577-0000 and our website is www.perotsystems.com.

RISK FACTORS

      An investment in our Class A common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating an investment in our common stock. The risks described below are not the only ones that we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

      In addition, we specifically direct you to our public filings, which are available from the Securities and Exchange Commission, as described under the captions “Available Information” and “Where You Can Find More Information.” These public filings will discuss other potential risk factors that may arise in the future.

Our outsourcing agreement with UBS, the largest of our UBS agreements, ends in January 2007, which we expect to result in the loss of a substantial majority of revenue and profits from our UBS relationship.

      Our largest customer is UBS. During 2003, our UBS relationship generated $242.0 million, or 16.6% of our revenue, which is a decline of $7.8 million from 2002 revenue of $249.8 million.

      Our business with UBS is governed by two primary agreements that define the services that we provide and the terms under which those services are provided.

•	The outsourcing agreement with UBS that covers the substantial majority of our business with UBS entitles us to recover our costs plus a fixed fee, with a bonus or penalty that can cause this annual fee to vary up and down by as much as 13%, depending on our level of performance as determined by UBS. We also provide additional project services to UBS. As a result, the revenue and gross profit that we derive from our UBS relationship depends on our performance and on the level of services we provide to UBS. The annual amount of gross profit that we have earned from UBS has ranged from $44.2 million to $50.2 million during the three years ended December 31, 2003.

•	We separately provide offshore services to UBS through our subsidiary, Perot Systems TSI. Prior to our acquisition of Perot Systems TSI and its subsequent consolidation on December 31, 2003, we did not consolidate the financial results of Perot Systems TSI. UBS is also Perot Systems TSI’s largest customer.

      The outsourcing agreement under which we provide most of our services to UBS expires on January 1, 2007, which is expected to result in the loss of a substantial majority of the revenues and profits from UBS. The impact of the expiration of the outsourcing agreement on our profits will be based in part on our ability to reduce our costs. We expect that the expiration of the outsourcing agreement likely will have a disproportionately large effect on our profitability compared to the effect on our revenues.

Revenue and profit from our contract with UBS may substantially vary between periods because it depends on the amount and quality of the services we provide.

      Revenue that we derive from our UBS relationship depends upon the level of services we perform, which may vary from period to period depending on UBS’s requirements. In addition, the agreement with UBS that covers most of our business with UBS entitles us to recover our costs plus an annual fee, with a bonus or penalty that can cause this annual fee to vary up or down by as much as 13%, depending on our level of performance as determined by UBS. Determination of whether our performance merits a bonus or a penalty depends on many objective and subjective factors, including service quality, product delivery, customer satisfaction, cost effectiveness, and corporate level support. To the extent that UBS determines to diminish our annual fee in any given year, our profitability will be adversely affected.

We may bear the risk of cost overruns under custom software development contracts, and, as a result, cost overruns could adversely affect our profitability.

      We develop custom software applications for some of our customers. The effort and cost associated with the completion of a software development project is difficult to estimate and, in some cases, may significantly exceed the estimate made at the time we begin the project. We provide most of our software development projects under level-of-effort contracts, usually based on time and materials or direct costs plus a fee. Under those arrangements, we are able to bill our customer based on the actual cost of completing the software development project, even if the ultimate cost of the project exceeds our initial estimates. However, if the ultimate cost exceeds our initial estimate by a significant amount, we may have difficulty collecting the full amount that we are due under the contract, depending upon many factors, including the reasons for the increase in cost, our communication with the customer throughout the project and the customer’s satisfaction with the developed software. As a result, we could incur losses with respect to software development projects even when they are priced on a level-of-effort basis. For example, during the three months ended June 30, 2003, we exited an under-performing contract that included a software development project in which the actual development costs were expected to exceed the estimated costs as stated in the contract. While the contract provided for us to collect most of the excess of the actual cost over the estimate in the contract, we expected to incur a loss on the software development project beginning in 2002. In the first quarter of 2003, we recorded approximately $19.5 million of expense related to the excess of the actual cost over the estimate in the contract (approximately $12.1 million, net of the applicable income tax benefit), which was included in the cumulative effect of change in accounting principle relating to our adoption of EITF 00-21. In the second quarter of 2003, we and our client were unable to reach agreement on the timing and form of payment for the excess, and we recorded an additional $17.7 million of expense in direct cost of services related to this software development project. If we provide a software development project under a fixed-price contract, we bear all the risk that the ultimate cost of the project will exceed the price to be charged to the customer.

      We are currently not aware of any situation that is likely to result in material, non-recoverable cost overruns; however, we are not able to predict the probability of future material non-recoverable cost overruns. Accordingly, there is a risk that we will have material non-recoverable cost overruns in the future.

Our five largest customers account for a substantial portion of our revenue and profits, and the loss of any of these customers could result in decreased revenues and profits.

      Our five largest customers accounted for approximately 41.2% of our revenue for 2003 and approximately 46.4% of our revenue in 2002. UBS was the only customer that accounted for more than 10% of our revenue for 2003 and 2002. After UBS our next four largest customers accounted for approximately 24.6% of our revenue in 2003 and 27.7% of our revenue in 2002. Our primary relationship with each of our five largest customers consists of a long-term outsource revenue contract with a term extending at least through 2006. If we were to lose one of these major customers, our revenues would generally be materially decreased and our profits would be less. Generally, we may lose a customer as a result of a merger or acquisition, contract expiration, the selection of another provider of information technology services, business failure or bankruptcy, or our performance. These contracts typically require us to maintain specified performance levels with respect to the services that we deliver to our customer, with the result that if we fail to perform at the specified levels, we may be required to pay or credit the customer with amounts specified in the contract. In the event of significant failures to deliver the services at the specified levels, a number of these contracts provide that the customer has the right to terminate the agreement. In addition, some of these contracts provide the customer the right to terminate the contract at the customer’s convenience. The customer’s right to terminate for convenience typically requires the customer to pay us fees to cover costs that we have incurred but not recovered and an amount that results in the recovery of a portion of profit we had expected to earn over the term of the contract. We may not retain long-term relationships or secure renewals of short-term relationships with our major customers in the future.

      We are currently evaluating ways that we can provide our second largest customer with increased cost efficiencies. As part of this process, we are evaluating potential increases and decreases to the scope of services we provide, ways to reduce costs, and may look to restructure payment terms. Although we cannot currently predict the impact of any change in our relationship, the actions we are contemplating could lead to reduced near-term cash flow and earnings, with some or all of this potentially being recovered in future years.

If entities we acquire fail to perform in accordance with our expectations or if their liabilities exceed our expectations, our profits per share could be diminished and our financial results could be adversely affected.

      In connection with any acquisition we make, there may be liabilities that we fail to discover or that we inadequately assess. To the extent that the acquired entity failed to fulfill any of its contractual obligations, we may be financially responsible for these failures or otherwise be adversely affected. In addition, acquired entities may not perform according to the forecasts that we used to determine the price paid for the acquisition. If the acquired entity fails to achieve these forecasts, our financial condition and operating results may be adversely affected.

Our software development products may cost more than we initially project, encounter delays, or fail to perform well in the market, which could decrease our profits.

      Our business has risks associated with the development of software products. There is the risk that capitalized costs of development may not be fully recovered if the market for our products or the ability of our products to capture a portion of the market differs materially from our estimates. In addition, there is the risk that the cost of product development differs materially from our estimates or a delay in product introduction may reduce the portion of the market captured by our product.

Our financial results are materially affected by a number of economic and business factors.

      Our financial results are materially affected by a number of factors, including broad economic conditions, the amount and type of technology spending that our customers undertake, and the business strategies and financial condition of our customers and the industries we serve, which could result in increases or decreases in the amount of services that we provide to our customers and the pricing of such services. Our ability to identify and effectively respond to these factors is important to our future financial and growth position. Each of our three major lines of business has distinct economic factors, business trends, and risks that could have a materially adverse affect on our results of operations and financial condition.

If we are unable to successfully integrate acquired entities, our profits may be less and our operations more costly or less efficient.

      We have completed several acquisitions in recent years and we will continue to analyze and consider potential acquisition candidates. Acquisitions involve significant risks, including the following:

•	companies we acquire may have a lower quality of internal controls and reporting standards, which could cause us to incur expenses to increase the effectiveness and quality of the acquired company’s internal controls and reporting standards;

•	we may have difficulty integrating the systems and operations of acquired businesses, which may increase anticipated expenses relating to integrating our business with the acquired company’s business and delay or reduce full benefits that we anticipate from the acquisition;

•	integration of an acquired business may divert our attention from normal daily operations of the business, which may adversely affect our management, financial condition, and profits; and

•	we may not be able to retain key employees of the acquired business, which may delay or reduce the full benefits that we anticipate from the acquisition and increase costs anticipated to integrate and manage the acquired company.

Our contracts generally contain provisions that could allow customers to terminate the contracts, decreasing our revenue and profits and potentially damaging our business reputation.

      Our contracts with customers generally permit termination in the event our performance is not consistent with service levels specified in those contracts. The ability of our customers to terminate contracts creates an uncertain revenue and profit stream. If customers are not satisfied with our level of performance, our reputation in the industry may suffer, which may also adversely affect our ability to market our services to other customers.

Some contracts contain fixed-price provisions or penalties that could result in decreased profits.

      Some of our contracts contain pricing provisions that require the payment of a set fee by the customer for our services regardless of the costs we incur in performing these services, or provide for penalties in the event we fail to achieve certain contract standards. In such situations, we are exposed to the risk that we will incur significant unforeseen costs or such penalties in performing the contract.

Fluctuations in currency exchange rates may adversely affect the profitability of our foreign operations.

      Fluctuations in currency exchange rates may adversely affect the profitability of our foreign operations. For instance, with respect to most of our Indian operations, our customers pay us in their local currency (typically Euros or U.S. Dollars), but our costs are primarily incurred in Indian Rupees. Therefore, if the Rupee increases in strength against these local currencies, our profits from our Indian operations would be adversely affected. To attempt to mitigate the effects of foreign currency fluctuations, we sometimes use forward exchange contracts and other hedging techniques. However, we do not currently have such hedges in place with respect to most of our contracts that are being performed in India.

Our international operations expose our assets to increased risks and could result in business loss or in more expensive or less efficient operations.

      We have operations in many countries around the world. In addition to the risks related to fluctuations in currency exchange rates discussed in the immediately preceding risk factor and the additional risks associated with doing business in India discussed in the immediately following risk factor, risks that affect these international operations include:

•	complicated licensing and work permit requirements may hinder our ability to operate in some jurisdictions;

•	our intellectual property rights may not be well protected in some jurisdictions;

•	our operations may be vulnerable to terrorist actions or harmed by government responses;

•	governments may restrict our ability to convert currencies; and

•	additional expenses and risks inherent in conducting operations in geographically distant locations, with customers speaking different languages and having different cultural approaches to the conduct of business.

We have a significant business presence in India, and risks associated with doing business there could decrease our revenue and profits.

      In December 2003, we, through a wholly owned subsidiary, completed the acquisition from HCL Technologies Limited, a corporation formed in India, of all of their interest in HCL Perot Systems B.V., a joint venture entity formed by us and HCL in 1996, for approximately $99.4 million (including acquisition costs and net of $12.1 million of cash acquired). Subsequently, we changed the name to Perot Systems TSI B.V. In addition to the risks regarding fluctuations in currency exchange rates and regarding international operations discussed in the two immediately preceding risk factors, the following risks associated with doing business in India could decrease our revenue and profits:

•	governments could enact legislation that restricts the provision of services from offshore locations;

•	difficulty in staffing and managing operations in India;

•	difficulties in collecting accounts receivable;

•	developments between the nations of India and Pakistan regarding the threat of war;

•	potential wage increases in India which could prevent us from maintaining our competitive advantage; and

•	cost increases if the Government of India reduces or withholds tax benefits and other incentives provided to us.

Our government contracts contain early termination and reimbursement provisions that may adversely affect our revenue and profits.

      Perot Systems Government Services provides services as a contractor and subcontractor on various projects with U.S. government entities. Despite the fact that a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, the U.S. government normally funds these projects on an annual or more frequent basis. Generally, the government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a major reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition. Approximately 99% of the revenue from the Government Services segment in 2003 is from contracts with the U.S. government.

      U.S. government entities audit our contract costs, including allocated indirect costs, or conduct inquiries and investigations of our business practices with respect to our government contracts. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government. If the government discovers improper or illegal activities in the course of audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the U.S. government. These government remedies could have a material adverse effect on our results of operations and financial condition.

If customers reduce spending that is currently above contractual minimums, our revenues and profits could diminish.

      Some of our outsourcing customers request services in excess of the minimum level of services required by the contract. These services are often in the form of project work and are discretionary to our customers. Our customers’ ability to continue discretionary project spending may depend on a number of factors including, but not limited to, their financial condition, and industry and strategic direction. Spending above contractual minimums by customers could end with limited notice and result in lower revenue and earnings.

If we fail to compete successfully in the highly competitive markets in which we operate, our business, financial condition, and results of operations will be materially and adversely affected.

      As described in more detail in the bullet points below, we operate in extremely competitive markets, and the technology required to meet our customers’ needs changes. In all of our segments we frequently compete with companies that have greater financial resources; more technical, sales, and marketing capacity; and larger customer bases than we do. Because many of the factors on which we compete, as discussed below, are outside of our control, we cannot be sure that we will be successful in the markets in which we compete. If we fail to compete successfully against our competitors, our business, financial condition, and results of operations will be materially and adversely affected.

•	IT Solutions. Our IT Solutions segment competes with a number of different information technology service providers depending upon the region, country, and/or market we are addressing. Some of our more frequent competitors include: Accenture Ltd., Affiliated Computer Services, Inc., Cap Gemini Ernst & Young, CGI Group, Inc., Computer Sciences Corporation, Electronic Data Systems Corporation, Hewlett Packard Company, IBM Global Services (a division of International Business Machines Corporation), McKesson Corporation, and Siemens Business Services, Inc. As we enter new markets, we expect to encounter additional competitors. Our IT Solutions segment competes on the basis of a number of factors, including the attractiveness and breadth of the business strategy and services that we offer, pricing, technological innovation, quality of service, ability to invest in or acquire assets of potential customers and our scale in certain industries. In addition, we frequently compete with our customers’ own internal information technology capability, which may constitute a fixed cost for our customer. This may increase pricing pressure on us.

•	Government Services. Our Government Services segment competes with a number of different information technology service providers depending upon the federal agency or department as well as the market we are addressing. Some of our more frequent competitors include: Accenture Ltd., Affiliated Computer Services, Inc., Anteon International Corporation, BearingPoint, Inc., Booz-Allen and Hamilton, CACI International, Inc., Cap Gemini Ernst & Young, Computer Sciences Corporation, Electronic Data Systems Corporation, General Dynamics, Lockheed Martin Corporation, Northrop Grumman Corporation, Science Applications International Corporation, SRA International, and Unisys Corporation. We compete on the basis of a number of factors, including the attractiveness and breadth of the business strategy and professional services that we offer, pricing, technological innovation and quality of service. We must frequently compete in federal and defense programs with declining budgets, which creates pressure to lower our prices.

•	Consulting. Our Consulting segment competes with a number of different consulting practices including large consulting firms such as Accenture Ltd., BearingPoint, Inc., Cap Gemini Ernst & Young, Cognizant Technology Solutions Corporation, Computer Sciences Corporation, and Wipro Limited; smaller consulting firms with industry expertise in areas such as healthcare or financial services, and the consulting divisions of large systems integrators and information technology services providers. We compete on many factors, including price, industry expertise, our process methodologies and intellectual property, and our past successes in executing assignments. The market for consulting services is affected by an oversupply of consulting talent, both domestically and offshore, which results in downward price pressure for our services. Emerging offshore development capacity in countries such as India and China is also increasing the degree of competition for our consulting services generally and for our software development services in particular.

Increasingly complex regulatory environments may increase our costs.

      Our customers are subject to complex and constantly changing regulatory environments. These regulatory environments change in ways that cannot be predicted. For example, our financial services clients are subject to domestic and foreign privacy and electronic record handling rules and regulations, and our clients in the health care industry have been made subject to increasingly complex and pervasive privacy laws and regulations. These regulations may increase our potential liabilities if our services contribute to a failure by our clients to comply with the regulatory regime and may increase the cost to comply as regulatory requirements increase or change.

Our quarterly operating results may vary.

      We expect our revenue and operating results to vary from quarter to quarter. Such variations are likely to be caused by many factors that are, to some extent, outside our control, including:

•	mix and timing of customer projects;

•	completing customer projects;

•	hiring, integrating, and utilizing associates;

•	timing of new contracts;

•	issuance of common shares and options to associates; and

•	costs to exit certain activities.

      Accordingly, we believe that quarter-to-quarter comparisons of operating results for preceding quarters are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

Loss of key personnel could adversely affect our ability to attract and retain business.

      Our success depends in part on the skills, experience, and performance of some key members of our management, including our Chairman, Ross Perot, and our President and Chief Executive Officer, Ross Perot, Jr. The loss of any key member of our management may materially and adversely affect our ability to attract or retain business with the effect of adversely affecting our business, financial condition, and results of operations.

Changes in technology could adversely affect our competitiveness, revenue, and profit.

      The markets for our information technology services change rapidly because of technological innovation, new product introductions, changes in customer requirements, declining prices, and evolving industry standards, among other factors. New products and new technology often render existing information services or technology infrastructure obsolete, excessively costly, or otherwise unmarketable. As a result, our success depends on our ability to timely innovate and integrate new technologies into our service offerings. We cannot guarantee that we will be successful at adopting and integrating new technologies into our service offerings in a timely manner.

Ross Perot has substantial control over any major corporate action.

      Ross Perot, our Chairman, is the managing general partner of HWGA, Ltd., a partnership that owned 31,705,000 shares of our Class A common stock as of December 31, 2003. Mr. Perot also beneficially owns 54,100 shares of our Class A common stock. Accordingly, Mr. Perot, primarily through HWGA, Ltd., controls approximately 28% of our outstanding voting common stock. As a result, Mr. Perot, through HWGA, Ltd., effectively has the power to block corporate actions such as an amendment to our Certificate of Incorporation, a change of control or the sale of all or substantially all of our assets. In addition, Mr. Perot may significantly influence the election of directors and any other action requiring stockholder approval. The other general partner of HWGA, Ltd. is Ross Perot, Jr., our President and Chief Executive Officer, who has the authority to manage the partnership and direct the voting or sale of the shares of our Class A common stock held by HWGA, Ltd. if Mr. Perot is no longer the managing general partner.

We could lose rights to our company name, which may adversely affect our ability to market our services.

      We do not own the right to our company name. In 1988, we entered into a license agreement with Ross Perot, our Chairman, and the Perot Systems Family Corporation that allows us to use the name “Perot” and “Perot Systems” in our business on a royalty-free basis. Mr. Perot and the Perot Systems Family Corporation may terminate this agreement at any time and for any reason. Beginning one year following such a termination, we would not be allowed to use the names “Perot” or “Perot Systems” in our business. Mr. Perot’s or the Perot Systems Family Corporation’s termination of our license agreement could materially and adversely affect our ability to attract and retain customers, which could have a material adverse affect on our business, financial condition, and results of operations.

Failure to recruit, train, and retain technically skilled personnel could increase costs or limit growth.

      We must continue to hire and train technically skilled people in order to perform services under our existing contracts and new contracts into which we will enter. The people capable of filling these positions have historically been in great demand, and recruiting and training such personnel requires substantial resources. We may be required to pay an increasing amount to hire and retain a technically skilled workforce. In addition, during periods in which demand for technically skilled resources is great, our business may experience significant turnover. These factors could create variations and uncertainties in our compensation expense and efficiencies that could directly affect our profits. If we fail to recruit, train, and retain sufficient numbers of these technically skilled people, our business, financial condition, and results of operations may be materially and adversely affected.

Alleged or actual infringement of intellectual property rights could result in substantial additional costs.

      Our suppliers, customers, competitors and others may have or obtain patents and other proprietary rights that cover technology we employ. We are not, and cannot be, aware of all patents or other intellectual property rights of which our services may pose a risk of infringement. Others asserting rights against us could force us to defend ourselves or our customers against alleged infringement of intellectual property rights. We could incur substantial costs to prosecute or defend any intellectual property litigation and we could be forced to do one or more of the following:

•	cease selling or using products or services that incorporate the disputed technology;

•	obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology; or

•	redesign those services or products that incorporate such technology.

Provisions of our certificate of incorporation, bylaws, stockholders’ rights plan and Delaware law could deter takeover attempts.

      Our Board of Directors may issue up to 5,000,000 shares of preferred stock and may determine the price, rights, preferences, privileges, and restrictions, including voting and conversion rights, of these shares of preferred stock without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

      In addition, we have adopted a stockholders’ rights plan. Under this plan, after the occurrence of specified events that may result in a change of control, our stockholders will be able to buy stock from us or our successor at half the then current market price. These rights will not extend, however, to persons participating in takeover attempts without the consent of our Board of Directors or that our Board of Directors determines to be adverse to the interests of the stockholders. Accordingly, this plan could deter takeover attempts.

      Some provisions of our Certificate of Incorporation and Bylaws and of Delaware General Corporation Law could also delay, prevent, or make more difficult a merger, tender offer, or proxy contest involving our company. Among other things, these provisions:

•	require a 66 2/3% vote of the stockholders to amend our Certificate of Incorporation or approve any merger or sale, lease, or exchange of all or substantially all of our property and assets;

•	require an 80% vote for stockholders to amend our Bylaws;

•	require advance notice for stockholder proposals and director nominations to be considered at a vote of a meeting of stockholders;

•	permit only our Chairman, President, or a majority of our Board of Directors to call stockholder meetings, unless our Board of Directors otherwise approves;

•	prohibit actions by stockholders without a meeting, unless our Board of Directors otherwise approves; and

•	limit transactions between our company and persons that acquire significant amounts of stock without approval of our Board of Directors.

FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “forecasts,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “see,” “target,” “projects,” “position,” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating all forward-looking statements, you should specifically consider various factors that may cause actual results to vary from those contained in the forward-looking statements, such as the factors listed in the Risk Factors section of this prospectus. Please also refer to our Annual Report on Form 10-K/ A for our most recently ended fiscal year and subsequent public filings, as filed with the U.S. Securities and Exchange Commission and available at www.sec.gov, for additional information regarding risk factors. We disclaim any intention or obligation to revise any forward-looking statements contained or incorporated by reference into this prospectus whether as a result of new information, future developments, or otherwise.

THE COMPANY

      We are a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, chosen from a breadth of services, including technology outsourcing, business process outsourcing, development and integration of systems and applications, and business and technology consulting services.

      With this approach, our customers benefit from integrated service offerings that help synchronize their strategy, systems, and infrastructure. As a result, we help our customers achieve their business objectives, whether those objectives are to accelerate growth, streamline operations, or enhance customer service capabilities.

      Our customers may contract with us for any one or more of our services, which fall into the following categories:

•	IT outsourcing services

•	Business process services

•	Consulting services

IT Outsourcing Services

      IT outsourcing services includes multi-year contracts in which we assume operational responsibility for various aspects of our customers’ businesses, including IT outsourcing (such as data center management, desktop solutions, and messaging services), application services, infrastructure management, program management, and security. We typically hire a significant portion of the customers’ staff that has supported these functions. We then apply our expertise and operating methodologies to increase the efficiency of the operations, which usually results in increased operational quality at a lower cost. Our IT outsourcing contracts are priced using a variety of mechanisms, including level-of-effort, direct costs plus a fee (which may be either a fixed amount or a percentage of direct costs incurred), fixed-price, unit price, and risk/reward. Depending on a customer’s business requirements and the pricing structure of the contract, the cash flows from a contract can vary significantly during a contract’s term. With fixed-price contracts or when an upfront payment is required to purchase assets, an IT outsourcing contract will typically produce less cash flow at the beginning of the contract with significantly more cash flow generated as efficiencies are realized later in the term. With a cost plus contract, the cash flows tend to be relatively consistent over the term of the contract.

Business Process Services

      Business process services includes services such as call center management, health and dental claims processing, energy management, payment and settlement management, security, and collection of receivables, which we offer on a stand-alone basis. We classify our Business Process Services in three categories: transaction processing services, back-office services, and professional services related to non-technical functions.

Consulting Services

      Consulting services includes services such as application development and maintenance, system design and implementation services, application systems migration and testing, and management consulting and IT strategy services, which we offer to customers typically on a short-term basis. We market these services through two primary channels — our standalone Consulting segment and the four vertical industry groups of our IT Solutions segment as additional project work for our customers with whom we have a long-term IT outsourcing contract. The consulting services provided through our Consulting segment relate primarily to the implementation of prepackaged software applications, offshore application development and maintenance, and offshore systems migration and testing, primarily under short-term contracts related to specific projects. The consulting services provided to customers within our IT Solutions segment typically consist of customized, industry-specific business solutions provided by associates with industry expertise. All consulting services are typically viewed as discretionary services by our customers, with the level of business activity depending on many factors, including economic conditions and specific customer needs.

Our Contracts

      Our contracts utilize a wide variety of pricing mechanisms, used to meet customer business requirements. In determining how to price a contract, we consider the delivery, credit and pricing risk of a business relationship. For the year ended December 31, 2003:

•	Approximately 33% of our revenue is from fixed price contracts where our customers pay us a set amount for contracted services. For some of these fixed price contracts, the price will be set so that the customer realizes an immediate savings in relation to their current expense for an operation we are assuming. On contracts of this nature, our profitability generally increases over the term of the contract as we become more efficient. The timeframe it takes for us to realize these efficiencies can range from a few months to a few years, depending on the complexity of the operation. We have experienced a substantial increase in our fixed price contract revenue during the past three years.

•	Approximately 30% of our revenue is from cost plus contracts where our billings are based in part on the amount of expense we incur in providing services to a customer.

•	Approximately 26% of our revenue is from time and materials contracts where our billings are based on time measurements such as hours, days or months and an agreed upon rate. In some cases, the rate the customer pays for a unit of time can vary over the term of a contract, which may result in the customer realizing immediate savings at the beginning of a contract.

•	Approximately 11% of our revenue is from per-unit pricing where we bill our customers based upon the volume of technology or business units used at the unit rate specified. In some contracts, the per-unit prices may vary over the term of the contract, which may result in the customer realizing immediate savings at the beginning of a contract.

      We also utilize other pricing mechanisms, including license fees and risk/reward relationships where we participate in the benefit associated with delivering a certain outcome. Revenue from these other pricing mechanisms totaled less than one percent of our revenue.

      We offer our services under three primary lines of business — IT Solutions, Government Services and Consulting. We consider these three lines of business to be reportable segments and include financial information and disclosures about these reportable segments in our consolidated financial statements.

IT Solutions

      IT Solutions, our largest line of business, provides services to our customers primarily under long-term contracts in strategic relationships. The primary services that we provide to the majority of our customers include the following:

•	IT outsourcing — includes data center management, web hosting and internet access, desktop solutions, messaging services, and video, voice, and data services.

•	Application services — includes application assessment and evaluation, hardware and architecture consulting, systems integration, custom application development, system testing, application management and maintenance, business intelligence, and web-based services.

•	Infrastructure management — includes process and change management, hardware maintenance and monitoring, network management, including VPN services, and service desk capabilities.

•	Program management — includes project assessments, project management, transition and contingency planning.

•	Security — includes physical security, network security, and risk management.

•	Business process services — includes call center management, health and dental claims processing, energy management, payment and settlement management, security, and collection of receivables.

•	Consulting — includes strategic consulting, technology consulting, and enterprise solutions and applications.

      Within IT Solutions, we face the market through our three vertical industry groups — Healthcare, Financial Services, and Commercial. Supporting these vertical industry groups is our Global Infrastructure Services group, the delivery organization for our technology outsourcing services and our network and system operations services.

Government Services

      We formed Perot Systems Government Services in July of 2002 through the acquisition of ADI Technology Corporation and then expanded it in February 2003 through the acquisition of Soza & Company, Ltd. This line of business provides consulting and technology-based business process solutions for the Department of Defense, law enforcement agencies, and other governmental agencies.

Consulting

      Our Consulting line of business includes Perot Systems TSI B.V., Perot Systems Solutions Consulting, and a group of management consultants. This line of business provides our customers high-value and repeatable services related to business and technical expertise and the design and implementation of business and software solutions, primarily under short-term contracts related to specific projects.

      Ross Perot and eight associates founded Perot Systems Corporation in June 1988. Our principal executive offices are located at 2300 West Plano Parkway, Plano, Texas 75075. Our telephone number is (972) 577-0000 and our website is www.perotsystems.com.

SELECTED FINANCIAL DATA

(IN MILLIONS, EXCEPT PER SHARE DATA)

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Operating Data (1):
Revenue	$853.6	$696.4	$1,460.8	$1,332.1	$1,204.7	$1,105.9	$1,151.6
Direct cost of services	680.5	579.3	1,193.6	1,020.8	949.7	851.6	875.8

Gross profit	173.1	117.1	267.2	311.3	255.0	254.3	275.8
Selling, general and administrative expenses(2)	108.0	90.4	187.8	195.6	256.6	220.0	169.2

Operating income (loss)	65.1	26.7	79.4	115.7	(1.6)	34.3	106.6
Interest income, net	(0.3)	1.3	2.6	3.9	8.9	16.6	10.9
Equity in earnings (loss) of unconsolidated affiliates	—	3.0	(1.9)	4.7	8.4	(4.3)	9.0
Other income (expense), net	(0.3)	1.5	2.3	(2.1)	(1.9)	45.1	(0.7)

Income before taxes	64.5	32.5	82.4	122.2	13.8	91.7	125.8
Provision for income taxes	23.9	12.7	30.5	43.9	16.5	36.2	50.3

Income (loss) before cumulative effect of changes in accounting principles	40.6	19.8	51.9	78.3	(2.7)	55.5	75.5
Cumulative effect of changes in accounting principles, net of tax	—	(42.9)	(49.4)	—	—	—	—

Net income (loss)	$40.6	$(23.1)	$2.5	$78.3	$(2.7)	$55.5	$75.5

Basic earnings (loss) per common share:
Income (loss) before cumulative effect of changes in accounting principles	$0.36	$0.18	$0.47	$0.74	$(0.03)	$0.58	$0.85
Cumulative effect of changes in accounting principles, net of tax	—	(0.39)	(0.45)	—	—	—	—

Net income (loss)	$0.36	$(0.21)	$0.02	$0.74	$(0.03)	$0.58	$0.85

Weighted average common shares outstanding	114.3	109.4	110.6	106.3	99.4	96.2	88.4

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of changes in accounting principles	$0.34	$0.17	$0.45	$0.68	$(0.03)	$0.49	$0.67
Cumulative effect of changes in accounting principles, net of tax	—	(0.37)	(0.43)	—	—	—	—

Net income (loss)	$0.34	$(0.20)	$0.02	$0.68	$(0.03)	$0.49	$0.67

Weighted average diluted common shares outstanding(3)	119.6	114.4	115.3	115.4	99.4	113.5	113.2
Balance Sheet Data (at Period End):
Cash and cash equivalents	$166.9	$124.3	$123.8	$212.9	$259.2	$239.7	$294.6
Total assets	1,097.8	841.2	1,010.6	842.3	757.6	673.2	613.9
Long-term debt	—	0.1	75.5	—	—	0.4	0.6
Stockholders’ equity	782.5	665.6	712.8	676.6	530.8	501.1	390.7
Other Data:
Capital expenditures	$14.5	$18.5	$28.4	$36.9	$30.7	$30.7	$25.2

(1)	Our results of operations include the effects of business acquisitions made in 2003, 2002, 2001 and 2000 as discussed in Note 4 to the Consolidated Financial Statements incorporated herein by reference to our Annual Report of Form 10-K/A for the year ended December 31, 2003. In addition, see Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes 1, 2, 6, and 19 to the Consolidated Financial Statements incorporated herein by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2003 for discussions of significant charges and cumulative effect of changes in accounting principles recorded during 2003, 2002, 2001 and 2000.

(2)	Includes a $22.1 million compensation charge related to an acquisition for 2000.

(3)	All options to purchase shares of our common stock were excluded from the calculation of weighted average diluted common shares outstanding for 2001 because the impact was antidilutive given the reported net loss for the period.

PLAN OF DISTRIBUTION

General

      This prospectus relates to 15,000,000 shares of our Class A common stock that we may offer and issue from time to time in connection with our acquisition of other businesses, properties, or equity and/or debt securities in business combination transactions. This prospectus will also relate to some shares of Class A common stock that persons who acquired shares pursuant to this prospectus may resell or reoffer.

      We intend to concentrate our acquisitions in areas related to our current business. If the opportunity arises, however, we may make acquisitions that are either complementary to our present operations or that we consider advantageous even though the business may not be the same as our present activities. The consideration for any acquisition will be determined by negotiations between us and the owners or controlling persons of the acquired businesses or assets. We expect that the shares of Class A common stock issued in any acquisition will be valued at a price reasonably related to the market value of the Class A common stock either at the time we agree on the terms of an acquisition or at the time of delivery of the shares.

      We do not expect to pay underwriting discounts or commissions in connection with the issuance of shares of Class A common stock under this prospectus. However, we may pay finders’ fees or brokers’ commissions in connection with specific acquisitions, and these fees may be paid in shares of Class A common stock covered by this prospectus. Any person receiving a fee may be an underwriter within the meaning of the Securities Act of 1933.

Selling Stockholders

      We may from time to time permit persons who receive shares of Class A common stock in business combinations to resell their shares using this prospectus.

      These sales may be effected from time to time on the New York Stock Exchange at prevailing prices or at negotiated prices. The selling stockholders may also sell shares of Class A common stock in private transactions or in the over-the-counter market at prices related to the prevailing prices of the shares on the New York Stock Exchange.

      The selling stockholders may use broker-dealers to effect these transactions. These broker-dealers may receive compensation in the form of underwriting discounts, concessions, or commissions from the sales. The selling stockholders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be underwriters within the meaning of the Securities Act, and any commissions received or profits realized may be deemed to be underwriting discounts and commissions under the Securities Act. We and the selling stockholders may also agree to indemnify the broker-dealers against certain liabilities under the Securities Act. In addition, we may agree to indemnify the selling stockholders and any underwriter of the shares of Class A common stock against certain liabilities under the Securities Act or, if indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

      If required under the Securities Act, we will file a supplemental prospectus disclosing the name of any selling stockholder, the name of any broker-dealers involved in a sale, the number of shares involved, the price at which such shares are to be sold, the commissions paid or discounts or concessions allowed, and other facts material to the transaction.

      We may agree to pay certain costs and expenses that the selling stockholders incur in connection with the registration of their shares, but we expect that the selling stockholders will pay all selling commissions, transfer taxes, and related charges in connection with the offer and sale of their shares of Class A common stock.

      The selling stockholders may sell the shares of Class A common stock offered hereby from time to time and may choose to sell less than all or none of those shares.

AVAILABLE INFORMATION

      We file annual, quarterly, and special reports; proxy statements; and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the symbol PER and the periodic reports, proxy statements, and other information we file with the Securities and Exchange Commission may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

WHERE YOU CAN FIND MORE INFORMATION

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents and information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2003.

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004.

•	Our Current Reports on Form 8-K dated January 5, 2004, February 10, 2004, and February 20, 2004.

•	The Registration Statement of our Class A common stock on Form 8-A filed on January 21, 1999.

•	The Registration Statement of Rights to Purchase our Series A and Series B Junior Participating Preferred Stock on Form 8-A filed on February 18, 1999.

      In addition, this prospectus incorporates by reference any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the date of the initial filing of the registration statement that includes this prospectus until the termination of the offering. Information in this prospectus supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

      You may request a copy of these filings, at no cost, by writing us at the following address or calling us at the following telephone number:

2300 West Plano Parkway

Plano, Texas 75075
Attention: Investor Relations
(877) 737-6973

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission. You should rely only on the information or representations provided in this prospectus. We have not authorized nor have any of the selling stockholders authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

LEGAL MATTERS

      The validity of the Class A common stock has been passed upon for us by Hughes & Luce, L.L.P., Dallas, Texas.

EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

      The Registrant’s (the “Company”) Third Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws provide that officers and directors who are made a party to or are threatened to be made a party to or are otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was an officer or a director of the Company or is or was serving at the request of the Company as a director or an officer of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law (“DGCL”), as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than permitted prior thereto), against all expense, liability, and loss (including, without limitation, attorneys’ fees, judgments, fines, excise taxes or penalties, and amounts paid or to be paid in settlement) incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue with respect to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors, and administrators; provided, however, that the Company shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the Board of Directors. The right to indemnification includes the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition. Officers and directors are not entitled to indemnification if such persons did not meet the applicable standard of conduct set forth in the DGCL for officers and directors.

      DGCL Section 145 provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, agent, or employee of the Company or who is or was serving at the Company’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit, or proceeding, or (b) if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Company, unless the court believes that in light of all the circumstances indemnification should apply.

      The indemnification provisions contained in the Company’s Third Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors, or otherwise. In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 21.	Exhibits and Financial Statement Schedules.

      (a) The following exhibits are filed herewith or incorporated herein by reference.

Exhibit
Number		Description of Exhibit

3.1		Third Amended and Restated Certificate of Incorporation of Perot Systems Corporation (the “Company”) (Incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.)
3.2		Third Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.)
4.1		Specimen of Class A Common Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1, Registration No. 333-60755.)
4.2		Rights Agreement dated January 28, 1999 between the Company and The Chase Manhattan Bank (Incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1, Registration No. 333-60755.)
4.3		Form of Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock (included as Exhibit A-1 to the Rights Agreement) (Incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1, Registration No. 333-60755.)
4.4		Form of Certificate of Designation, Preferences, and Rights of Series B Junior Participating Preferred Stock (included as Exhibit A-2 to the Rights Agreement) (Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1, Registration No. 333-60755.)
5	.1**	Opinion of Hughes & Luce, L.L.P., regarding legality of securities being registered.
10.1		Restricted Stock Plan (Incorporated by reference to Exhibit 10.3 of the Company’s Form 10, dated April 30, 1997.)
10.2		Form of Restricted Stock Agreement (Restricted Stock Plan) (Incorporated by reference to Exhibit 10.4 of the Company’s Form 10, dated April 30, 1997.)
10.3		1996 Non-Employee Director Stock Option/ Restricted Stock Incentive Plan (Incorporated by reference to Exhibit 10.5 of the Company’s Form 10, dated April 30, 1997.)
10.4		Form of Restricted Stock Agreement (1996 Non-Employee Director Stock Option/ Restricted Stock Incentive Plan) (Incorporated by reference to Exhibit 10.6 of the Company’s Form 10, dated April 30, 1997.)
10.5		Form of Stock Option Agreement (1996 Non-Employee Director Stock Option/ Restricted Stock Incentive Plan) (Incorporated by reference to Exhibit 10.7 of the Company’s Form 10, dated April 30, 1997.)
10.6		1999 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.32 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.)
10.7		Amended and Restated 1991 Stock Option Plan (Incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.)
10.8		Form of Stock Option Agreement (Amended and Restated 1991 Stock Option Plan) (Incorporated by reference to Exhibit 10.34 of the Company’s Registration Statement on Form S-1, Registration No. 333-60755.)
10.9		2001 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.47 of Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.)
10.10		Form of Nonstatutory Stock Option Agreement (2001 Long Term Incentive Plan) (Incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.)
10.11		Form of Unit Certificate — Restricted Stock Unit Agreement (2001 Long Term Incentive Plan). (Incorporated by reference to Exhibit 10.11 of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed March 12, 2004.)
10.12		Form of Unit Certificate — Restricted Stock Unit Agreement (Deferral Option) (2001 Long Term Incentive Plan). (Incorporated by reference to Exhibit 10.12 of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed March 12, 2004.)

Exhibit
Number	Description of Exhibit

10.13	Form of Unit Certificate — Restricted Stock Unit Agreement (Deferral Option — Brian Maloney) (2001 Long Term Incentive Plan). (Incorporated by reference to Exhibit 10.13 of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed March 12, 2004.)
10.14	Associate Agreement dated July 8, 1996 between the Company and James Champy (Incorporated by reference to Exhibit 10.20 of the Company’s Form 10, dated April 30, 1997.)
10.15	Restricted Stock Agreement dated July 8, 1996 between the Company and James Champy (Incorporated by reference to Exhibit 10.21 of the Company’s Form 10, dated April 30, 1997.)
10.16	Letter Agreement dated July 8, 1996 between James Champy and the Company (Incorporated by reference to Exhibit 10.22 of the Company’s Form 10, dated April 30, 1997.)
10.17	Employment Agreement dated March 11, 2002, between the Company and Brian T. Maloney (Incorporated by reference to Exhibit 10.48 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.)
10.18	Nonstatutory Stock Option Agreement dated March 11, 2002, between the Company and Brian T. Maloney (Incorporated by reference to Exhibit 10.49 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.)
10.19	Amended and Restated Master Operating Agreement dated January 1, 1997 between Swiss Bank Corporation (predecessor of UBS AG) and the Company (Incorporated by reference to Exhibit 10.31 to the Company’s Form 10, dated April 30, 1997.)
10.20	Amendment No. 1 to Amended and Restated Master Operating Agreement dated September 15, 2000, between UBS AG and the Company (Incorporated by reference to Exhibit 10.43 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)
10.21	Amended and Restated PSC Stock Option and Purchase Agreement dated April 24, 1997 between Swiss Bank Corporation (predecessor of UBS AG) and the Company (Incorporated by reference to Exhibit 10.30 to the Company’s Form 10, dated April 30, 1997.)
10.22	Second Amended and Restated Agreement for EPI Operational Management Services dated June 28, 1998 between Swiss Bank Corporation (predecessor of UBS AG) and the Company (Incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.)
10.23	Amendment No. 1 to Second Amended and Restated Agreement for EPI Operational Management Services dated September 15, 2000, between UBS AG and the Company. (Incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)
10.24	Memorandum Agreement dated August 24, 2001, between UBS AG and Perot Systems Corporation (Incorporated by reference to Exhibit 10.45 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.)
10.25	Asset Purchase Agreement dated as of June 8, 2001 by and among the Company, PSARS, LLC, Advanced Receivables Strategy, Inc. (“ARS”), Advanced Receivables Strategy — Government Accounts Division, Inc. (“GAD”), Meridian Healthcare Staffing, LLC (“Meridian”), Cash-Net, LLC (“Cash-Net”) and the owners of ARS, GAD, Meridian and Cash-Net (Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed August 10, 2001.)
10.26	Stock Purchase Agreement dated as of February 4, 2003 by and among the Company, Perot Systems Government Services, Inc., Soza & Company, Ltd. and the stockholders of Soza (Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed July 22, 2003.)
10.27	Master Lease Agreement and Mortgage and Deed of Trust dated as of June 22, 2000, between Perot Systems Business Trust No. 2000-1 and PSC Management Limited Partnership (Incorporated by reference to Exhibit 10.44 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000.)

Exhibit
Number		Description of Exhibit

10.28		Commercial Sublease dated September 18, 2002, by and between PSC Management Limited Partnership, as sublessor, and Perot Services Company, LLC, as sublessee (Incorporated by reference to Exhibit 10.51 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.)
10.29		Employment Agreement dated April 7, 2003, between the Company and Jeff Renzi (Incorporated by reference to Exhibit 10.29 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.)
10	.30**	Amended and Restated License Agreement dated as of August 1, 1992 between Perot Systems Family Corporation and H.R. Perot and the Company.
10	.31**	Amendment to Amended and Restated License Agreement effective nunc pro tunc as of May 18, 1988 between Perot Systems Family Corporation and H.R. Perot and the Company.
10	.32**	Credit Agreement dated as of January 20, 2004 among the Company, JPMorgan Chase Bank, KeyBank National Association, SunTrust Bank, Wells Fargo Bank, National Association, Southwest Bank of Texas, N.A., Southtrust Bank, and Comerica Bank.
10.33		Stock Purchase Agreement, dated as of December 12, 2003, by and among the Company, Perot Systems Investments B.V., HCL Technologies Limited, HCL Holdings GmbH, Austria, HCL Technologies (Bermuda) Limited, HCL Perot Systems B.V., HCL Perot Systems (Mauritius) Private Limited, and HCL Perot Systems Limited. (Incorporated by reference to Exhibits 99.1 and 99.2 of the Company’s Current Report on Form 8-K filed January 5, 2004.)
10	.34**	Amendment to Employment Agreement of Brian Maloney dated March 10, 2004.
10	.35**	Master Agreement for Information Technology Services dated April 1, 2001 between Hillwood Enterprises, L.P. and the Company.
10	.36**	Statement of Work #1 dated April 11, 2001 between Hillwood Enterprises L.P. and the Company.
21	.1**	Subsidiaries of the Company.
23	.1**	Consent of Hughes & Luce, L.L.P. (included in Exhibit 5.1).
23	.2*	Consent of PricewaterhouseCoopers LLP.
24.1		Power of Attorney (included in Part II to this Registration Statement.)

*	Filed herewith.

**	Previously filed.

Item 22.	Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That, every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on August 4, 2004.

PEROT SYSTEMS CORPORATION

By:	/s/ RUSSELL FREEMAN

Russell Freeman,

Vice President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Ross Perot, Jr.	President, Director and Chief Executive Officer (Principal Executive Officer)	August 4, 2004

/s/ RUSSELL FREEMAN Russell Freeman	Vice President and Chief Financial Officer (Principal Financial Officer)	August 4, 2004

/s/ ROBERT J. KELLY Robert J. Kelly	Corporate Controller (Principal Accounting Officer)	August 4, 2004

* Ross Perot	Chairman	August 4, 2004

* Steve Blasnik	Director	August 4, 2004

* DeSoto Jordan	Director	August 4, 2004

* John S. T. Gallagher	Director	August 4, 2004

* Carl Hahn	Director	August 4, 2004

* Thomas Meurer	Director	August 4, 2004

Signature		Title	Date

* Cecil H. Moore		Director	August 4, 2004

*By:	/s/ RUSSELL FREEMAN Russell Freeman Attorney-in-Fact		August 4, 2004